Reliance Communications Limited
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710

Tel.: +91 22 3038 6286
Fax: +91 22 3037 6622
www.reliancecommunications.co.in

Exemption File No. 82 – 35005

6th September, 2007

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

Dear Mr. Dudek,

We refer to your letter granting exemption under Rule 12g3-2 (b) of the Securities Act, 1934 and wish to inform you that we have submitted a letter dated 6th September, 2007 in the matter of Media Release, as per requirements of the Listing Agreement to the Stock Exchanges in India.

Copy of the same is enclosed herewith for your information and record.

Kindly take the same on your record.

Thanking You.

Your Faithfully
For Reliance Communications Limited

Hasit Shukla
Company Secretary

Encl: As Above

Copy to:
Yusuf Safdari
Greenberg Traurig LLP
1900 University Auenue, 5th Floor
East Palo Alto, CA 94303

dlw 9/18

Anil Dhirubhai Ambani Group

Reliance Communications Limited
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710

Tel.: +91 22 3038 6286
Fax: +91 22 3037 6622
www.reliancecommunications.co.in

September 06, 2007

The General Manager
Corporate Relationship Department
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532712

The Manager
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex, Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38

NSE Symbol: RCOM

Dear Sir,

Sub: **MEDIA RELEASE**

We enclose herewith the media release dated 6th September 2007 being issued by the Company which is self explanatory .

Kindly inform your members accordingly.

Yours faithfully
For Reliance Communications Limited

Hasit Shukla
Company Secretary

Encl : as above.

Reliance Communications launches Money Transfer on Mobiles

- RCOM's increasing user base and network area offers significant scope for M - Commerce

Mumbai, September 06, 2007: In a path breaking initiative, Reliance Communications, rated among Asia's Top 5 Most Valuable Telecom Companies, has launched "Money Transfer" through mobile phones across the country through it's tie- up with ICICI Bank. This initiative offers Reliance Communications subscribers a modern and easy- to- use alternative means of account to account transfer generally associated with, banks and other agencies, in the most talked about 'Money Transfer' space. Money Remittance market opportunity is estimated to be in the range of $24Billion annually including global remittances to India.

Through this arrangement, ICICI Bank's existing and potential customers can transfer money to their family and friends having an ICICI bank Account anytime, anywhere in the country using their Reliance Mobile Phones. With the objective of making Money Transfer available to the masses, this service is available on Reliance Mobile World enabled phones including the recently launched and hugely popular Reliance Classic range of phones starting from Rs 777(Black & White) to Rs 1234 (Colour Phones).In addition to reach, low cost, ease of use and faster delivery, the service has the potential to transform the lives of 97% of the Indian population living in the Reliance network area of 25000 towns and 6 lakh villages, to be fully connected by March 2008.

On the occasion of the launch of this service Mr. Anil Pande, Head Product Development , Reliance Communications said, "India is the fastest growing market in the world with a large mobile customer base and is also the world's highest receiver of remittances. In this context we believe M-commerce will be the next big thing. Our association with ICICI Bank brings a paradigm shift in the way domestic Money Transfer business is conducted in India, which is predominantly being done through the banks and other agencies."

Mr. Maninder Juneja, Head- Retail Liabilities, ICICI Bank said, "As the market leader in the retail banking space, ICICI Bank has been at the forefront in offering distinctive value to its customers. Money Transfer enabled through mobile communication is fast emerging as a convenient and effective finance tool for customers across the country. We are delighted

to be associated with Reliance Communication and with this tie-up, customers will now have an exciting and innovative product offering. The Bank has entered into successful partnerships and alliances across segments and remains committed to provide such value-added services to customers."

How Money Transfer on Reliance Mobile works

ICICI Bank's Reliance mobile customers can go to the 'Finance' section > R World> Mobile Bank>M Banking>ICICI Bank>Saving Account. The customers would be charged a mobile transaction fee of Rs.10 and can do transaction up to Rs. 5000 with multiple transactions in a day. However the service will be free for an introductory period of 90 days.

Reliance's ever-increasing mobile subscriber base powered by the state-of-the-art wireless network provides immense opportunities to offer a slew of innovative M-commerce services that enhance its leadership in this arena. Reliance's earlier M-Commerce services include Mobile banking, Bill Payments, Railway and airline booking, Lottery ticketing, Shopping, Auctions, Movie and Event ticketing etc.

Another recently launched service - the "Recharge Now" application enables the subscriber to top up his/her account upon successful payment through his/her credit card from the subscriber's mobile. The minimum denomination allowed is Rs.100 and the maximum is Rs.500. The subscriber is entitled to a maximum of 2 transactions in a month. For accessing this service go to Reliance Mobile World>Finance>E-Recharge.

About Reliance Mobile World:

Reliance Mobile World (RMW) has gained popularity as a one-stop-shop for entertainment, communication, gaming and m-commerce. Thanks to the wide range of applications, it has endeared itself to users from all walks of life. Reliance Mobile World applications include mobile TV, videos, cricket updates, music, ringtones, m-commerce, mobile mail, messaging, city and TV guides, railway reservations, banking, bill payments and examination results. Dial 1234, which is the voice interactive service of the RMW suite, has a bouquet of services such as Talking Message Service (TMS), My Tunes (Caller Ringback Tones), apart from the popular find-a-friend, play-a-song, ringtones, cricket and other services. Over 2,500 useful applications on RMW make the lives of the subscribers simple, productive and efficient.

About Reliance Communications - RCOM:

Reliance Communications Limited founded by the late Shri. Dhirubhai H Ambani (1932-2002) is the flagship company of the Reliance Anil Dhirubhai Ambani Group. The Reliance ADAG currently has a market capitalization of over Rs. 1,60,000 crore, net worth in excess of Rs. 40,000 crore, cash flows of Rs. 9,000 crore, net profit of Rs. 5,000 crore and zero net debt.

Rated among "Asia's Top 5 Most Valuable Telecom Companies", RCOM is India's foremost and truly integrated telecommunications service provider. The company with a customer base of over 35 million including over 1.2 million individual overseas retail customers' ranks among the Top 10 Asian Telecom companies by number of customers. RCOM corporate clientele includes 600 Indian and 250 multinational corporations, and over 200 global carriers.

RCOM has established a pan-Indian, next generation, integrated (wireless and wireline), convergent (voice, data and video) digital network that is capable of supporting best-of-class services spanning the entire Infocomm value chain, covering over 10,000 towns and 300,000 villages. RCOM owns and operates the world's largest next generation IP enabled connectivity infrastructure, comprising over 165,000 kilometers of fibre optic cable systems in India, USA, Europe, Middle East and the Asia Pacific region. RCOM has recently acquired Ethernet service provider Yipes Holdings Inc, USA, through FLAG Telecom.

END